

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Via E-mail
Kenneth S. Esterow
Chief Executive Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, FL 33408

>   **Re: Bankrate, Inc.**
>   **Form 10-K for the year ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 001-35206**

Dear Mr. Esterow:

We have reviewed your response dated October 9, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements for the Year Ended December 31, 2013, page 50

Note 2 – Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 63

1. We read in your response to comment 2 from our letter dated September 25, 2014 that you do not separately track revenue from marketing activities on websites that you do not own for all of your revenue streams. Please tell us if you recognize revenue from activities on websites you do not own in all three of your revenue streams: display, click and call and lead generation. Please quantify for us the revenue generated from each of display, click and call and lead generation on websites that you do not own. For any portion of any revenue stream where you are not able to quantify the revenue generated from websites that you do not own, please clearly explain to us why you are not able to quantify the revenue generated on third party websites.

2. Please provide us with a specific and comprehensive discussion of the underlying nature of the arrangements from which you recognize lead generation revenue from your marketing activities on co-branded or third party websites. Please ensure that you address the following items in your response:

    - Provide us details regarding how an internet user views your marketing materials and the process a user goes through to submit an application for a credit card or personal insurance product. Clarify if and how an internet user is redirected from an initial click on your marketing materials to other website pages.

    - Clarify at what point revenue is generated and if and how this may differ based on your vendors.

    - Provide us details regarding the nature of the payments you make to co-branded or third party website partners. Clarify if the payments are based on a percentage of fees received from your clients or a fixed dollar amount.

    - Provide us the range of the percentage of revenue as well as the average percentage of revenue that you remit to your co-branded or third party website partners.

    - Please clarify if you must remit your co-branded or third party website partners any fees regardless of your success in generating revenue from your marketing materials.

    - Explain to us in detail how you considered each of the factors in ASC 605-45-45 when concluding that you should recognize revenue from these arrangements on a gross basis.

3. Please provide us with a specific and comprehensive discussion of the underlying nature of the arrangements from which you recognize click and call revenue from your marketing activities on co-branded or third party websites. Please ensure that you address the following items in your response:

    - Provide us details regarding how an internet user views your marketing materials and the process a user goes through to view your rate information or make a phone call to an advertiser. Clarify if and how an internet user is redirected from an initial click on your marketing materials to other website pages.

    - Clarify at what point revenue is generated and if and how this may differ based on your vendors.

    - Provide us details regarding the nature of the payments you make to co-branded or third party website partners. Clarify if the payments are based on a percentage of fees received from your clients or a fixed dollar amount.

- Provide us the range of the percentage of revenue as well as the average percentage of revenue that you remit to your co-branded or third party website partners.

- Please clarify if you must remit your co-branded or third party website partners any fees regardless of your success in generating clicks or phone calls.

- Explain to us in detail how you considered each of the factors in ASC 605-45-45 when concluding that you should recognize revenue from these arrangements on a gross basis.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief